Schering: EU authority gives the go-ahead to Climodien(R)

Berlin, June 8, 2001; Schering AG (FSE: SCH, NYSE: SHR) announced today that the European Union has concluded the Mutual Recognition Procedure for Climodien(R). The Dutch health authority was the first European country to approve this product in December last year. This drug will be launched in Germany in autumn this year. A number of European countries will follow. Climodien(R) is a new combination hormone replacement therapy (HRT) drug which, unlike many other preparations, does not incur menstruation-like bleeding in most users.
Climodien(R) tablets contain dienogest, a progestogen, and estradiol valerate, an estrogen. This drug is designed to relieve menopause complaints which arise from estrogen deficiency in the body.

What is special about therapy with Climodien(R) is the fact that users take the tablets without any monthly break. This allows bleeding to cease, a phenomenon that normally oc-curs with other treatments like sequential or cyclical HRT. This is the decisive advantage for the user.

Coming after the well-known Climen(R), Climodien(R) represents the second combination drug offering an antiandrogenic effect, thus placing Schering in an HRT class of its own. Whereas Climen(R) features a 7-day tablet-free break, leading to regular monthly bleeding, Climodien(R) dispenses with any break. This continuous regimen means that after about six to eight months, menstrual bleeding ceases.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, June 8, 2001
Schering AG
Corporate Communication
For further information please contact:

Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
e-mail: friedrich.vonheyl@schering.de

Astrid Forster - Pharma Communication:
Tel.: +49-30-468 120 57;
Fax: +49-30-468 167 10;
e-mail: astrid.forster@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
e-mail: peter.vogt@schering.de




Schering AG teams up with NetGenics to build comprehensive corporate gene database

Berlin, Germany, June 11, 2001; Schering AG, Germany (FSE: SCH, NYSE: SHR), announced today that it has chosen NetGenics, Inc. (Cleveland, OH) as partner to build a comprehensive corporate gene database for the company on a worldwide basis. The database will be used to integrate gene data across the Schering Group, including e.g. Berlex Laboratories, Inc., the US-subsidiary of Schering AG. The aim is to provide a single, central point of access to curated and annotated gene data, sequence data, and expression data.

"In our global research organization we generate and store proprietary data at different research sites", said Prof. Bjoern Wallmark, Head of Corporate Research at Schering AG. "In the process of optimizing our research information management systems we have, together with NetGenics, developed an integrated corporate gene database solution. This allows our scientists around the globe to enhance the speed of our target identification and validation efforts and improves our competitiveness".

Utilizing proprietary technology from the NetGenics Component Library such as scientific datamarts, bioinformatics software components, and query engines, as well as IBM's DiscoveryLink technology, NetGenics is building a custom gene data integration solution for Schering AG. The system will be used by hundreds of scientists around the world. As a central location for gene data, the system will support collaboration, data sharing, and will provide easy access to public and proprietary gene resource databases.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors.
As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

NetGenics, Inc., is a privately held company that builds integrated informatics solutions for the life science industry. Its solutions leverage a combination of proprietary software and tailored integration services. NetGenics was established in 1996 and is headquartered in Cleveland, Ohio.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, June 11, 2001
Schering AG
Corporate Communication
For further information please contact:

Oliver Renner - Business and Financial Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@schering.de

Dr Monika Klutz-Specht - Pharma Communication:
Tel.: +49-30-468 154 35;
Fax: +49-30-468 167 10;
eMail: monika.klutzspecht@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de